THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY STATE OR FOREIGN SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

PIE PASSION LLC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [ENTITY NAME] (the "**Investor**") of $[AMOUNT] (the "**Purchase Amount**") on [EFFECTIVE DATE] (the "**Effective Date**"), Pie Passion LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of membership interest in the Company, subject to the terms and conditions set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Section 2.

1. ***Events***

(a) **Qualified Equity Financing**. If there is a Qualified Equity Financing before the expiration or termination of this SAFE, on the initial closing of such Qualified Equity Financing, this SAFE will automatically convert into, and the Company shall issue to the Investor, a number of SAFE Preferred Units equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of SAFE Preferred Units by the Company to the Investor pursuant to this Section 1(a), the Investor shall execute and deliver to the Company all transaction documents related to the Qualified Equity Financing; *provided* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Units, with appropriate variations for the SAFE Preferred Units, if applicable; *provided further* that the lead investor in such Qualified Equity Financing may be granted customary additional rights, which will not be granted to the Investor (e.g. a right to appoint the manager(s), certain information rights, certain rights of first refusal, etc.).

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d)) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Class A Units equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d)) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, the Investor's right to receive its Cash-Out Amount or Conversion Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units);

(ii) On par with payments for other SAFEs and/or Class A Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Class A Units, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Class A Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Class B Units.

(e) **Termination**. This SAFE will automatically expire and terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of (i) the issuance of Units to the

Investor pursuant to the automatic conversion of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. ***Definitions***

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Qualifed Equity Financing and (without double-counting) includes: (i) all issued and outstanding Units, (ii) all issued and outstanding Converting Securities, (iii) all issued and outstanding Options and Profits Interests, (iv) all Promised Options and Profits Interests and (v) Unissued Option and Profits Interest Pool, except that any increase to the Unissued Option and Profits Interest Pool in connection with the Qualified Equity Financing shall only be included to the extent that the number of Promised Options and Profits Interests exceeds the Unissued Option and Profits Interest Pool prior to such increase.

"**Conversion Price**" means either (1) the SAFE Price or (2) the Discount Price, whichever calculation result in a greater number of SAFE Preferred Units.

"**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including, without limitation: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Units.

"**Discount Price**" means the lowest price per unit of the Standard Preferred Units sold in the Qualified Equity Financing for new money (i.e. not pursuant to conversion of this SAFE, other SAFEs, convertible promissory notes and other convertible debt instruments), multiplied by the Discount Rate.

"**Discount Rate**" means 80%.

"**Direct Listing**" means the Company's initial listing of its Units (other than Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers Units for resale, as approved by the Company's manager. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Units pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event and (without double-counting) includes: (i) all issued and outstanding Units, (ii) all issued and outstanding Converting Securities, other than any SAFEs and other convertible securities where the holders of such securities are receiving Cash-OutAmounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as converted" payments, (iii) all issued and outstanding Options and Profits Interests and (iv) to the extent receiving Proceeds, all Promised Options and Profits Interests; and shall exclude the Unissued Option and Profits Interest Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per unit equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

“**Majority-in-interest**” refers to the holders of all then-outstanding SAFEs with the same “Discount Rate” as this SAFE (the **Applicable SAFEs**”), whose SAFEs have a total Purchase Amount that is greater than 50% of the total Purchase Amount of all Applicable SAFEs.

“**Options and Profits Interests**” includes options, restricted unit awards or purchases, warrants, profits interests or similar securities, whether vested or unvested.

“**Person**” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity.

“**Pre-Money Valuation Cap**” means $14,000,000.

“**Proceeds**” means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution to equityholders of the Company.

“**Promised Options and Profits Interests**” means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing (or the initial closing of the Equity Financing, if there is no term sheet or letter of intent) and (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Units’ price per unit.

“**Qualified_Equity Financing**” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred Units at a fixed pre-money valuation, against an aggregate cash investment of new money of at least $7,500,000 (i.e. not pursuant to conversion of this SAFE, other SAFEs, convertible promissory notes and other convertible debt instruments).

“**SAFE**” means an instrument containing a future right to Units, purchased by investors for the purpose of funding the Company’s business operations. References to “**this SAFE**” mean this specific instrument.

“**SAFE Preferred Units**” means the series of preferred Units to be issued to the Investor in a Qualified Equity Financing, having the identical rights, privileges, preferences and restrictions as the Standard Preferred Units, other than with respect to: (i) the price-based per unit liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any price-based dividend rights, which will be based on the Conversion Price.

“**SAFE Price**” means the price per unit equal to the Post-Money Valuation Cap divided by the Company Capitalization.

“**Standard Preferred Units**” means the series of preferred Units issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing.

“**Unissued Option and Profits Interest Pool**” means all Units that are reserved, available for future grant and not subject to any outstanding Options and Profits Interests or Promised Options and Profits Interests under any equity incentive or similar scheme or plan adopted by the Company.

“**Units**” means the units of membership interest in the Company, including, without limitation, the Class A Units and Class B Units of the Company.

3. ***Company Representations***

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To the knowledge of the Company, the Company is not in violation of (i) its limited liability

company agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals, which have not been obtained before the Effective Date, are required in connection with the performance of this SAFE, other than: (i) the Company's organizational approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary company approvals for the authorization of Units issuable pursuant to Section 1.

4. ***Investor Representations***.

(a) The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Miscellaneous***

(a) This SAFE constitute the entire agreement between the parties with respect to the subject matters hereof and supersedes all prior agreements, understandings, representations, warranties and negotiations, both written and oral, between the parties with respect to the subject matter hereof and any other written or oral agreement or understanding relating to the subject matter hereof existing between the parties, are expressly canceled.

(b) Any provision of this SAFE may be amended, waived or modified only upon the written consent of the Company and either: (i) the Investor or (ii) the applicable Majority-in-interest; *provided* that with respect to this clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner.

(c) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address of the Investor, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed the holder of Units for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of an equityholder of the Company or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Units have been issued upon the terms described in Section 1.

(e) Each party shall bear its own taxes in connection with this instrument (if any apply) and the Company shall not be liable to pay any gross-up amounts in respect of the Purchase Amount or its conversion or repayment. Taxes shall be paid and withheld according to applicable law

and, to the extent so withheld on any payment to the Investor such amount shall be treated as if paid to the Investor for all purposes hereunder.

(f) Neither this SAFE nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided*, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a conversion of the Company into a "C corporation" (or other reorganization to similar effect) or to change the Company's domicile.

(g) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All rights and obligations hereunder will be exclusively governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law provisions. The competent courts in Delaware shall have exclusive jurisdiction over any dispute or claim arising in connection with or as a result of this SAFE, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts, to the exclusion of the jurisdiction of any other court.

(i) This SAFE may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the United States federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(j) The Company is classified as a partnership for U.S. federal income tax purposes. The Investor acknowledges that there are no relevant authorities that directly address the U.S. federal income tax treatment of this SAFE, and no ruling has been sought from the Internal Revenue Service ("**IRS**") in connection with the issuance of this SAFE. Accordingly, the U.S. federal income tax characterization of this SAFE is uncertain. However, the Company and the Investor agree to treat this SAFE, upon issuance, as a noncompensatory option as described in Treasury Regulations Sections 1.721-2 and 1.761-3 for U.S. federal income tax purposes and further agree to treat such noncompensatory option as unexercised and not yet treated as a partnership interest in the Company upon issuance. Accordingly, the Investor shall not be treated as a partner of the Company for U.S. federal income tax purposes, and shall not receive any allocation of income, gain, loss or deduction in respect of any Units issuable upon the conversion of this SAFE until, if ever, such Units are actually issued following such conversion or until such time as any other measurement event (within the meaning of Treasury Regulations Section 1.761-3(c)) occurs requiring this SAFE to be treated as a partnership interest pursuant to Treasury Regulations Section 1.761-3. If any such measurement event (within the meaning of Treasury Regulations Section 1.761-3(c)) occurs requiring this SAFE to be treated as a partnership interest pursuant to Treasury Regulations Section 1.761-3, then this SAFE, to the extent it imposes an obligation on the Company or defines rights of the Investor as a partner of the Company for U.S. federal income tax purposes, shall be treated as part of the partnership agreement of the Company as described in Section 761(c) of the Internal Revenue Code of 1986, as amended (the "**Code**") and Treasury Regulations Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c). The Investor agrees to not take any position inconsistent with the foregoing intended tax characterization of this SAFE on any tax return, in any administrative or judicial proceeding relating to taxes, or otherwise, unless required by the Company or by a final determination within the meaning of Section 1313 of the Code. The Investor acknowledges that there can be no assurance that the IRS will agree with such characterization and that a different characterization may affect the tax consequences of this SAFE to the Company and/or the Investor. If the Company determines that this SAFE should no longer be characterized as a non-compensatory option, the Investor shall cooperate with the Company, and shall execute and deliver such additional amendments and other documents as the Company requests, to restructure this SAFE in a manner determined by the Company. The Investor has reviewed with its own tax advisors the federal, state, and local tax consequences of this investment, where applicable, and the transactions contemplated by this SAFE. The Investor is relying solely on such advisors and not on any statements or representations of the Company or any of its agents and understands that the Investor (and not the Company) shall be responsible for the Investor's own tax liability that may arise as a result of this investment and the transactions contemplated by this SAFE.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:
PIE PASSION LLC

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Read and Approved (For IRA Use Only):

By: ___________________________

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[x] Not Accredited